

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

24007814

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency

   B. [ ] Board of Governors of the Federal Reserve System

   C. [ ] Federal Deposit Insurance Corporation

   D. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker

   B. [X] Government Securities Dealer

   C. [ ] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice

   B. [ ] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
March 6, 2024
REGISTRATIONS BRANCH
04

4. A. Full name of the financial institution   HSBC Bank USA, N.A.

   B. Address of principal office of financial institution:

   452 5th Avenue
   _____
   Address

   | New York | NY | 10018 |
   | City | State | Zip Code |

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address

   | | | |
   | City | State | Zip Code |

   D. Mailing address if different from (B) or (C):

   _____
   Address

   | | | |
   | City | State | Zip Code |

   E. Name, title, and telephone number of contact person with respect to this notice:

   | Cassandra M. Abosi | Chief Ethics Officer | 347-978-6741 |
   | Name | Title | Area Code / Phone Number |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. [ ] Yes   B. [X] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Thomas J. Curran	Managing Director, Head of Global Debt Markets, Americas
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

   A. ☐ Yes   B. ☒ No

   NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   Thomas J. Curran
   _____
   Name (First, Middle, Last)

   Managing Director, Head of Global Debt Markets, Americas
   _____
   Title

   _____   9.22.23
   Signature   Date